SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of December, 2021

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
Plot 300, Nitzba Citi, Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: December 7, 2021	By: /s/ Ran Vered
Name: Ran Vered Title: Chief Financial Officer

Exhibit	Description

Exhibit A –	Ceragon Networks and IP Infusion Partner to Deliver Industry’s First Radio-Aware Disaggregated Cell Site Router